                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 37)


                       Chiquita Brands International, Inc.
                                (Name of Issuer)


                      Common Capital Stock, $.33 Par Value
                         (Title of Class of Securities)



                                  170032-10-6
                                 (CUSIP Number)



                              James E. Evans, Esq.
                             One East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 579-2536
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                September 7, 1995
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check the following box if a fee is being paid with this statement [ ].

                               Page 1 of 19 Pages

    CUSIP NO. 170032-10-6          13D             Page 2 of 19 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              American Financial Group, Inc.               31-1422526
              American Financial Corporation               31-0624874

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              Ohio corporations

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              24,034,902 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              24,034,902 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              24,034,902 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.7% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              HC
              HC

    CUSIP NO. 170032-10-6          13D             Page 3 of 19 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
              39,490

    8    SHARED VOTING POWER
              24,034,902 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              39,490

    10    SHARED DISPOSITIVE POWER
              24,034,902 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              24,074,392 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.8% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 170032-10-6          13D             Page 4 of 19 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Carl H. Lindner III

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
               - - -

    8    SHARED VOTING POWER
              24,034,902 (See Item 5)

    9    SOLE DISPOSITIVE POWER
               - - -

    10    SHARED DISPOSITIVE POWER
              24,034,902 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              24,034,902 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.7% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 170032-10-6          13D             Page 5 of 19 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              S. Craig Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
              38,730

    8    SHARED VOTING POWER
              24,034,902 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              38,730

    10    SHARED DISPOSITIVE POWER
              24,034,902 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              24,073,632 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.8% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    CUSIP NO. 170032-10-6          13D             Page 6 of 19 Pages

    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Keith E. Lindner

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                              (b) [ ]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS*
              N/A

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States Citizen

    7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         SOLE VOTING POWER
              37,215

    8    SHARED VOTING POWER
              24,034,902 (See Item 5)

    9    SOLE DISPOSITIVE POWER
              37,215

    10    SHARED DISPOSITIVE POWER
              24,034,902 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              24,072,117 (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                [ ]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              44.7% (See Item 5)

    14    TYPE OF REPORTING PERSON*
              IN

    Item 1. Security and Issuer.

            This Amendment No. 37 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III,
    S.  Craig  Lindner  and Keith  E.  Lindner  (collectively,  the  "Lindner
    Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on April 12, 1995, relative to the common capital stock par value $.33 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

            The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
    Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

            As of September 1, 1995, the Lindner Family beneficially owned approximately 49.9% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

            Through their  ownership of American Financial  common stock and
    their  positions  as   directors  and  executive  officers   of  American
    Financial, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial.

    Item 2. Identity and Background.

            See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Financial and AFC.

    Item 3. Source and Amount of Funds or Other Consideration.

            Please see Item 5.

    Item 4. Purpose of the Transaction.

            The Reporting Persons consider their beneficial ownership of Chiquita equity securities as an investment which they continue to evaluate. From time to time, the Reporting Persons may acquire additional Chiquita equity securities or dispose of some or all of the Chiquita equity securities which they beneficially own.

              The Reporting Persons have substantial influence over the management and operations of Chiquita and participate in the formulation, determination and direction of business policies. Carl H. Lindner is the Chairman of the Board and Chief Executive Officer, Keith
    E. Lindner is the President and Chief Operating Officer and Fred J. Runk and Thomas E. Mischell are Vice Presidents of Chiquita. In addition, designees of American Financial constitute five of eight members on Chiquita's Board of Directors. As a result of the foregoing, the members of the Reporting Persons may be deemed to be controlling persons of Chiquita.

            Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
    Schedule 13D.

    Item 5. Interest in Securities of the Issuer.

            On September 7, 1995, the 1,000,000 $1.32 Depositary Shares beneficially owned by the Reporting Persons were converted pursuant to their terms into a like number of shares of Chiquita Common Stock. In addition, on that date Chiquita distributed 22,818 shares of Chiquita Common Stock to GAI as the capitalized dividend on such $1.32 Depositary Shares.

            As of September 8, 1995, the Reporting Persons beneficially owned 24,150,337 shares (or approximately 44.9% of the outstanding shares) of Chiquita Common Stock as follows:

            Holder           Number of Shares

            Carl H. Lindner               39,490*
            S. Craig Lindner              38,730*
            Keith E. Lindner              37,215*
            AAL                           39,649
            ACC                        1,000,000
            AEIC                          75,717
            AESIC                         63,705
            AESLIC                     1,684,447
            AFC                          884,470
            AGR                           25,574
            ANF                           41,217
            ASI                           73,134
            EAI                           27,281
            EPI                           37,238
            GAI                       13,635,758
            GALIC                      2,672,572
            INFIN                        400,000
            MCC                          563,755
            OSC                           58,561
            RICA                       1,236,844
            SHIC                           5,135
            SIC                          644,543
            SSLIC                         29,065
            TICO                          18,227
            TRANS                        218,010
            WIC                          600,000
                       TOTAL          24,150,337


    *Represents   shares  issuable   pursuant  to   employee   stock  options
    exercisable within sixty days.

    AAL     =        American Alliance Insurance Company (a)
    ACC     =        Atlanta Casualty Company (d)
    AEIC    =        American Empire Insurance Company (a)
    AESIC   =        Agricultural Excess and Surplus Insurance Company (a)
    AESLIC  =        American Empire Surplus Lines Insurance Company (a)
    AGR     =        Agricultural Insurance Company (a)
    ANF     =        American National Fire Insurance Company (a)
    ASI     =        American Spirit Insurance Company (a)
    EAI     =        Eagle American Insurance Company (a)
    EPI     =        Eden Park Insurance Company (a)
    GAI     =        Great American Insurance Company ("GAI") (b)
    GALIC   =        Great American Life Insurance Company (c)
    INFIN   =        Infinity Insurance Company (d)
    MCC     =        Mid-Continent Casualty Company (a)
    OSC     =        Oklahoma Surety Company (a)
    RICA    =        Republic Indemnity of American (d)

    SHIC    =        Seven Hills Insurance Company (a)
    SIC     =        Stonewall Insurance Company (a)
    SSLIC   =        Stonewall Surplus Lines Insurance Company (a)
    TICO    =        TICO Insurance Company (a)
    TRANS   =        Transport Insurance Company (a)
    WIC     =        Windsor Insurance Company (d)

    (a)     100% owned subsidiaries of GAI
    (b)     100% owned subsidiary of AFC
    (c)     81.4% owned subsidiary of American Financial
    (d)     100% owned indirect subsidiary of American Financial

            Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common Stock held by such company.

            Certain officers and directors of American Financial and AFC beneficially own shares of Chiquita Common Stock.

            Holder                            Number of Shares*

            Ronald F. Walker                      38,730
            Fred J. Runk                         125,129
            Thomas E. Mischell                    75,614
            Robert C. Lintz                        5,000

    *  Includes options exercisable within 60 days.

            In  addition,  certain  of  these  officers  and  directors  are
    participants in the  Chiquita Savings and  Investment Plan.   The  shares
    held in the Plan are voted by the Plan trustees.

            Fred J. Runk, Senior Vice President and Treasurer of American Financial Group, Inc., purchased 99 shares at $13.71 on July 21, 1995 and 66 shares at $16.08 on August 30, 1995 of Chiquita common stock. As of September 8, 1995 and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by American Financial's or AFC's directors or executive officers.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            None.


    Item 7. Material to be filed as Exhibits.

            (1)      Schedule referred to in Item 2.

            (2)      Agreement   required  pursuant   to  Regulation  Section
                     240.13d-1(f)(1)   promulgated   under   the   Securities
                     Exchange Act of 1934, as amended.

            (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


    Dated:  September 13, 1995        AMERICAN FINANCIAL GROUP, INC.

                                      By: James E. Evans
                                          James C. Kennedy, Secretary

                                      AMERICAN FINANCIAL CORPORATION


                                      By: James C. Kennedy
                                          James C. Kennedy, Deputy General
                                              Counsel and Secretary

                                              James C.  Kennedy
                                             James C. Kennedy, As
                                              Attorney-in-Fact for:
                                                Carl H. Lindner
                                                Carl H. Lindner III
                                                S. Craig Lindner
                                                Keith E. Lindner

    Exhibit 1

    Item 2.  Identity and Background.

            American Financial is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Financial operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

            Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Financial. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

            Carl H. Lindner III's principal occupation is as President of American Financial.

            S. Craig Lindner's principal occupations are as Vice Chairman of American Financial and President of American Annuity Group, Inc., a subsidiary of American Financial.

            Keith E. Lindner's principal occupations are as Vice Chairman of American Financial and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Financial.


            The   identity  and   background  of  the   executive  officers,
    directors and controlling persons of American Financial (other than the Lindner Family, which is set forth above) are as follows:

            1.  Theodore H. Emmerich is  a retired managing partner of Ernst
    &  Young,  certified  public  accountants,  Cincinnati,   Ohio.    He  is
    presently a  director of American Financial.   Mr.  Emmerich's address is
    1201 Edgecliff Place, Cincinnati, Ohio, 45206.

            2. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Financial. He is presently a director of American Financial.

            3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Financial. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

            4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Financial. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Financial. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            6. Neil M. Hahl's principal occupation is as a Senior Vice President of American Financial. He is presently a director of American Financial.

            7. Fred J. Runk's principal occupation is as Senior Vice President and Treasurer of American Financial.

            8. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Financial.

            The  identity   and  background  of   the  executive   officers,
    directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

            1.  Theodore H. Emmerich is a retired managing partner  of Ernst
    &  Young,  certified  public  accountants,  Cincinnati,   Ohio.    He  is
    presently a director of AFC. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

            2. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is
    presently  a  director of  AFC.   Mr.  Hunt's  business  address is  5000
    Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

            3.   Alfred W. Martinelli's principal  occupation is as Chairman
    and  Chief  Executive Officer  of  Buckeye  Management  Company.   He  is
    presently a  director of AFC.   Mr. Martinelli's business  address is 100
    Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

            4. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

            5. James E. Evans is Vice President and General Counsel of AFC. His principal occupation is as Senior Vice President and General Counsel of American Financial.

            6. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

            7. Robert C. Lintz's principal occupation is as a Vice President of AFC.

            8.    Thomas E.  Mischell  is  a Vice  President  of  AFC.   His
    principal occupation is as Senior Vice President - Taxes of American Financial.

            9.  Fred J. Runk  is Vice President and  Treasurer of AFC.   His
    principal occupation is as Senior Vice President and Treasurer of American Financial.

            The Lindner Family and American Financial may be deemed to be controlling persons with respect to AFC.

            Unless  otherwise  noted,  the  business  address   of  American
    Financial, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

            None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Exhibit 2
                                    AGREEMENT

            This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                      AMERICAN PREMIER GROUP, INC.
                                      AMERICAN FINANCIAL CORPORATION
                                      By: /s/ James E. Evans
                                           James E. Evans
                                           Vice President & General Counsel

                                      /s/ Carl H. Lindner
                                          Carl H. Lindner

                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III

                                      /s/ S. Craig Lindner
                                          S. Craig Lindner

                                      /s/ Keith E. Lindner
                                          Keith E. Lindner

    Exhibit 3

                                POWER OF ATTORNEY



            I, Carl H.  Lindner, do hereby appoint James  E. Evans and James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
    Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner
                                          Carl H. Lindner

                                POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Carl H. Lindner III
                                          Carl H. Lindner III

                                POWER OF ATTORNEY



            I, S. Craig Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ S. Craig Lindner
                                          S. Craig Lindner

                                POWER OF ATTORNEY



            I, Keith E. Lindner, do hereby appoint James E. Evans and  James
    C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner
                                          Keith E. Lindner